May 3, 2005

Mail Stop 03-06

Brent M. Cook
Chief Executive Officer
Raser Technologies, Inc.
5152 North Edgewood Drive
Suite 375
Provo, Utah 84604


Re:	Raser Technologies, Inc.
	Preliminary Schedule 14A filed April 19, 2005
	File No. 000-30657

Dear Mr. Cook:

      This is to advise you that we have monitored selected issues in the above-captioned proxy statement and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A
1. It appears that proposal one, as described in the form of proxy, combines three separate matters in a single proposal. Please note that Rule 14a-4(a)(3) requires that the form of proxy identify clearly each separate matter intended to be acted upon. Please revise the form of proxy to provide security holders with an opportunity to independently vote upon each of the three matters described in proposal one. Adoption of the proposals may be conditioned upon the required vote being received for each of the proposals.


Proposal One - Page 20

Increase in Authorized Shares of Common Stock - Page 20
2. Please expand your disclosure to address the general effect of the increase in the number of authorized shares upon the rights of existing security holders.
3. Please state whether further authorization for the issuance of the securities by a vote of security holders will be solicited prior to such issuance.
4. Please disclose whether the company`s Board of Directors currently contemplates the acquisition of complementary businesses, strategic partnerships and/or forward stock splits in the proximate future. If the Board of Directors does not intend to effect such transactions, disclose why it believes now is an appropriate time to increase the number of authorized shares.

Utah Control Shares Acquisition Act - Page 20
5. Please revise this section to briefly describe the intended purpose of the Control Shares Acquisition Act. Explain the benefits and consequences to the company and its shareholders of approving the
Board of Directors` recommendation to change the Amended and Restated
Articles of Incorporation to provide that the Control Shares Acquisition Act does not apply to control share acquisitions of the company`s stock.
6. Please disclose whether the company is aware of any control share acquisitions of the company`s stock that have taken, or are expected to take, place prior to the adoption of this proposal.

* * * * *

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	Please contact Eduardo Aleman at (202) 824-5661 or me at
(202)
942-1880 with any questions.


Sincerely,



Peggy Fisher
Assistant Director


cc:  Robert G. O`Connor, Esq (via facsimile)

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Brent M. Cook
Raser Technologies, Inc.
May 3, 2005
Page 1